Filed pursuant to Rule 433
April 29, 2025

Relating to
Preliminary Prospectus Supplement dated April 29, 2025 to
Prospectus dated October 1, 2024
Registration Statement No. 333-282440

Tyco Electronics Group S.A.

€500,000,000 2.500% Senior Notes due 2028

Fully and Unconditionally Guaranteed by
TE Connectivity plc and TE Connectivity Switzerland Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantors:	TE Connectivity plc and TE Connectivity Switzerland Ltd.

Offering Format:	SEC Registered

Size:	€500,000,000 aggregate principal amount of 2.500% senior notes due 2028 (the “Notes”)

Maturity Date:	May 6, 2028

Coupon:	2.500% per annum

Price to Public:	99.610% of face amount

Yield to Maturity:	2.637%

Spread to Benchmark German Government Security:	83.6 basis points

Benchmark German Government Security:	OBL 2.200% due April 13, 2028

Benchmark German Government Security Price/Yield:	101.135 / 1.801%

Mid-Swap Yield:	1.987%

Mid-Swap Maturity:	3-year

Spread to Mid-Swap:	65 bps

Interest Payment Dates:	Annually on May 6, commencing on May 6, 2026

Record Date:	Close of the business day (on which each of Euroclear S.A./N.V. and Clearstream S.A. is open for business) prior to the Interest Payment Date

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at its option at any time prior to April 6, 2028 (one month prior to the maturity date of the Notes) at the make-whole redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount based on a discount rate equal to the applicable Comparable Government Bond Rate (as defined below) plus 15 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, discounted on an annual basis (ACTUAL/ACTUAL (ICMA)).

In addition, the Issuer may redeem the Notes, in whole or in part, at its option at any time on or after April 6, 2028 (one month prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may also redeem all, but not less than all, of the Notes in the event of certain tax changes affecting the Notes.

“Comparable Government Bond Rate” means, the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the Notes, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, selected by the Issuer, a German Bundesanleihe security whose maturity is closest to the maturity of the Notes (as if the Notes had matured on April 6, 2028), or if the Issuer considers that such similar bond is not in issue, such other German Bundesanleihe security as the Issuer may, with the advice of three brokers of, and/or market makers in, German Bundesanleihe securities selected by the Issuer, determine to be appropriate for determining the Comparable Government Bond Rate.

Change of Control:	Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Form/Clearing Systems:	The Notes will be issued only in registered, book-entry form. There will be a global Note deposited with a common depositary for Euroclear and Clearstream.

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following unadjusted.

Trade Date:	April 29, 2025

Settlement Date:	May 6, 2025 (T+4)*

Expected Listing:	Application will be made to have the Notes listed on the New York Stock Exchange.

Common Code/ISIN/CUSIP:	306375288 / XS3063752888 / 902133 BE6

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	ICMA/FCA

Joint Book-Running Managers:

Barclays Bank PLC

BNP PARIBAS

BofA Securities Europe SA

Citigroup Global Markets Limited

Deutsche Bank Aktiengesellschaft

Goldman Sachs & Co. LLC

J.P. Morgan Securities plc

Scotiabank (Ireland) Designated Activity Company

Co-Managers:	Loop Capital Markets LLC Academy Securities, Inc. Commerzbank Aktiengesellschaft Intesa Sanpaolo IMI Securities Corp. Standard Chartered Bank WauBank Securities LLC

* Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agreed otherwise. Also, under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one New York business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the fourth business day following the Trade Date (“T+4”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Bank PLC toll free at 1-888-603-5847, BNP PARIBAS toll free at 1-800-854-5674, BofA Securities Europe SA toll free at 1-800-294-1322, Citigroup Global Markets Limited toll free at 1-800-831-9146, Deutsche Bank Aktiengesellschaft toll free at 1-800-503-4611, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities plc at +44-20 7134-2468 (Non-US investors), J.P. Morgan Securities LLC collect at 1-212-834-4533 (US investors), or Scotiabank (Ireland) Designated Activity Company toll free at +353 1790 2024.

MiFID II and UK MiFIR- professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.